Exhibit 99.1

Cenovus reports voting results of election of directors

CALGARY, Alberta (April 24, 2013) – Cenovus Energy Inc. (TSX, NYSE: CVE) announced that at its annual meeting of shareholders held on April 24, 2013 each of the nine nominees proposed as directors and listed in its management proxy circular dated March 1, 2013 were elected as directors. The detailed results of the vote are set out below.

Nominee	Votes For		Votes Withheld
	Number	Percent (%)	Number	Percent (%)
Ralph S. Cunningham	508,261,054	96.60	17,913,289	3.40

Patrick D. Daniel	509,760,902	96.88	16,416,695	3.12

Ian W. Delaney	504,182,794	95.82	21,994,804	4.18

Brian C. Ferguson	524,777,355	99.73	1,398,477	0.27

Michael A. Grandin	524,787,254	99.74	1,390,344	0.26

Valerie A.A. Nielsen	524,837,960	99.75	1,339,636	0.25

Charles M. Rampacek	523,846,065	99.56	2,331,123	0.44

Colin Taylor	509,515,719	96.83	16,661,879	3.17

Wayne G. Thomson	523,400,607	99.47	2,776,991	0.53

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $27 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Media: Rhona DelFrari Manager, Media Relations 403-766-4740	Investors: Paul Gagne Specialist, Investor Relations 403-766-7045